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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 April 21, 2006

                                GRAVITY CO., LTD.
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                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         [X] Form 20-F    [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               [ ] Yes    [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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                                                               [LOGO OF GRAVITY]

                                           CONTACTS: Gravity Co. Ltd.
                                                     James O. Kwon
                                                     82-2-2019-6050
                                                     ohsung@gravity.co.kr
                                                     - or -
                                                     Brian Rafferty
                                                     Taylor Rafferty, New York
                                                     1-212-889-4350
                                                     - or -
                                                     John Dudzinsky
                                                     Taylor Rafferty, London
                                                     44-20-7614-2900
                                                     gravity@taylor-rafferty.com

April 21, 2006.

            GRAVITY ANNOUNCES ITS VISION FOR 2006 AT PRESS CONFERENCE

GRAVITY Co., Ltd. (Nasdaq: GRVY), Seoul, Korea

Gravity Co., Ltd., held a press conference yesterday to announce its strategy and vision for 2006 and discuss its results of operations for 2005.

Gravity announced that its business vision for 2006 was to become the "Hollywood" of the online game industry by serving as its hub for all things related to the online game industry, in the same way that Hollywood is the center of the motion picture film industry. As the hub for the online game industry, Gravity will endeavor to bring together in one place the capital, human resources, technology and distribution channels necessary to create and publish online games, and establish a system to facilitate the publishing of online games. To accomplish this vision, Gravity plans to implement what it calls the "Star Strategy." Gravity's strategy is to interlink what it believes are the five essential elements, like the five points of a star, required for equitable investments in, and development of, online games: development, overseas network, cooperation with major local businesses, brand development and mobile business. Towards that end, Gravity recently completed a reorganization of its internal structure. Prior to its internal reorganization, Gravity had two business divisions: Korea and Overseas. Gravity now has multiple business divisions with each focusing on different geographic regions, including Korea, the United States, the European Union, and Common wealth of Independent States, CIS. Gravity believes that the new organizational structure will allow it to promote the excellence of the Korean online gaming market to, as well as develop, maintain and attract a global network of, influential and prominent investors.

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Management also elaborated on the operating results of 2005, including providing further explanations regarding its net loss and transaction with GungHo Online Entertainment Inc. Management explained that the net loss for the year was due primarily to a decrease in revenues since the second half of 2004, an increase in operating expenses such as, research and development expenses and net losses suffered by subsidiaries accounted for using the equity method. With respect to 2006, management expressed its intent to increase revenues through the success of a new line of online games, including, TimeNTales, Stylia, Emil Chronicle Online, Ragnarok2 and Requiem, each of which is either developed or published by Gravity. Management also stated that it had no present intentions of delisting from NASDAQ and denied that it was manipulating results to devalue its stock price in preparation for a merger with GungHo.

Il-Young Ryu, the Chairman and Chief Executive Officer of Gravity said, "Although a net loss last year was inevitable due to the decrease in revenues and increase in development and other expenses, going forward, we plan to boost revenues through the aggressive pursuit and implementation of our development and publishing business. He also added, "To overcome the difficulties facing the Company, the support and encouragement of our shareholders and customers will be even more necessary."

The press conference was held for 2 hours at Meritz Tower, Gang-nam, Seoul, Korea, at 11 a.m., on April 20, 2006 and was attended by reporters of various media and the management and staff of Gravity.

ABOUT GRAVITY CO., LTD.

Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit www.gravity.co.kr.

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FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRAVITY Co., Ltd.

Date: 4/21/2006
                                                  By:    /s/ James O. Kwon
                                                         -----------------------
                                                  Name:  James O. Kwon
                                                  Title: Chief Financial Officer